SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934*



                          Astoria Financial Corporation

                                (Name of Issuer)



                     Common Stock, par value $.01 per share

                         (Title of Class of Securities)



                                    046265104

                                 (CUSIP Number)



                                       N/A

             (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

|X|        Rule 13d-1(b)
|_|        Rule 13d-1(c)
|_|        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------------                                      ---------------------------------------
          CUSIP No. 046265104                            13G                            Page 2 of 5 Pages
----------------------------------------                                      ---------------------------------------
-------- ------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Voluntary)

                  Astoria Federal Savings and Loan Association Employee Stock Ownership Plan

-------- ------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                (a) | |
                                                                                (b) | |
-------- ------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- ------------------------------------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York

-------- ------------------------------------------------------------------------------------------------------------
       NUMBER OF          5          SOLE VOTING POWER
         SHARES                                                                               0
      BENEFICIALLY
        OWNED BY          ---------- --------------------------------------- ----------------------------------------
          EACH            6          SHARED VOTING POWER
       REPORTING                                                                              0
         PERSON
------------------------- ---------- --------------------------------------- ----------------------------------------
                          7          SOLE DISPOSITIVE POWER
                                                                                              0

------------------------- ---------- --------------------------------------- ----------------------------------------
                          8          SHARED DISPOSITIVE POWER
                                                                                      7,803,418

-------- ------------------------------------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                                      7,803,418

-------- ------------------------------------------------------------------------------------------------------------
10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*

                                                                                | |

-------- ------------------------------------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                           9.9% of 78,670,254 shares of Common Stock outstanding as of December 31, 2003.

-------- ------------------------------------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*                            EP

---------------------------------------------------------------------------------------------------------------------
                                        *SEE INSTRUCTION BEFORE FILLING OUT!

                                    ITEM 1(A)

Name of Issuer:                       Astoria Financial Corporation
                                      ("Company")

                                    ITEM 1(B)

Address of Issuer's Principal         One Astoria Federal Plaza
Executive Office:                     Lake Success, New York  11042

                                    ITEM 2(A)

Name of Person Filing:                Astoria Federal Savings and Loan
                                      Association Employee Stock Ownership Plan
                                      ("Plan")

                                    ITEM 2(B)

Address of Principal Business         ESOP Committee
Office:                               Astoria Federal Savings and Loan
                                        Association
                                      One Astoria Federal Plaza
                                      Lake Success, New York 11042

                                    ITEM 2(C)

Citizenship:      U.S.A.

                                    ITEM 2(D)

Title of Class of Securities:         Common Stock, par value $.01 per share
                                      ("Common Stock")

                                    ITEM 2(E)

CUSIP Number:     046265104

                                     ITEM 3

The person filing is an:

                  (f) |x| Employee Benefit Plan, or pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or an endowment fund.

                                     ITEM 4

OWNERSHIP

                  The following information with respect to the Plan's ownership of Common Stock of the Company is provided as of December 31, 2003. None of the shares set forth below constitute shares the beneficial ownership of which the Plan had the right to acquire within 60 days following such date.

(a)  Amount Beneficially Owned................................ 7,803,418
(b)  Percent of Class.........................................      9.9%
(c)  Number of shares as to which such person has:
       (i)   sole power to vote or to direct the vote.........         0
       (ii)  shared power to vote or to direct the vote                0
       (iii) sole power to dispose or to direct
             disposition of...................................         0
       (iv)  shared power to dispose or to direct
             disposition of................................... 7,803,418

                  The Plan is an employee stock ownership plan under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), with individual accounts for the accrued benefits of participating employees of the Company and its subsidiaries and their beneficiaries. The Plan is administered by a committee (the "ESOP Committee"), and its assets are held in trust by a corporate trustee, CG Trust Company (the "Plan Trustee"). The number of shares listed as beneficially owned by the Plan represents the entire number of shares of Common Stock held by the Plan Trustee pursuant to the Plan, as of December 31, 2003.

                  The authority of the ESOP Committee to control the voting or disposition of the Common Stock held under the Plan is governed by the provisions of the trust agreement pursuant to which the Plan Trustee was appointed. The ESOP Committee possesses (i) no voting power over any shares of Common Stock, (ii) shared dispositive power over the unallocated shares of Common Stock and (iii) shared dispositive power over the allocated shares of Common Stock. Participating employees and their beneficiaries have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts. In general, unallocated shares and allocated shares not voted by Plan participants are required to be voted by the Plan Trustee, subject to their ERISA fiduciary duties, in the same proportion as allocated Common Stock that has been voted by Plan participants. In certain circumstances, ERISA may confer upon the Plan Trustee (or upon an investment manager to whose direction the Plan Trustee is subject) the power and duty to control the voting and tendering of Common Stock allocated to the accounts of participating employees and beneficiaries who fail to exercise their voting and/or tender rights as well as the voting and tendering of unallocated Common Stock.

                                     ITEM 5

                  N/A

                                     ITEM 6

Dividends on Common Stock allocated to the accounts of Plan participants, to the extent paid in the form of additional securities, are added to such participants' individual accounts. Dividends on Common Stock allocated to the accounts of Plan participants, to the extent paid in cash, are, at the direction of the Company, either (i) credited to the respective individual accounts, (ii) distributed immediately to the Plan participants, (iii) distributed to the Plan participants within 90 days of the close of the Plan Year (as defined in the Plan), or (iv) used to repay principal and interest on any outstanding indebtedness incurred by the reporting person to acquire Common Stock. In addition, under certain circumstances involving a Change in Control (as defined in the Plan) of the Company, unallocated shares of Common Stock held under the Plan or proceeds from the sale thereof remaining after the satisfaction of any debt shall be allocated to Plan participants in proportion to the allocated shares of Common Stock held under the Plan at the time of the Change in Control.

                                     ITEM 7

                  N/A

                                     ITEM 8

                  N/A

                                     ITEM 9

                  N/A

                                     ITEM 10

CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 February 9, 2004
                                 ----------------
                                     (Date)

                                               ASTORIA FEDERAL SAVINGS AND LOAN
                                               ASSOCIATION EMPLOYEE STOCK
                                               OWNERSHIP PLAN

                                                 By:  ESOP Committee

                                                        By:/s/ Alan P. Eggleston
                                                           ---------------------

                                                           Alan P. Eggleston

                                                           Member